================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           TALBERT MEDICAL MANAGEMENT
                              HOLDINGS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           TALBERT MEDICAL MANAGEMENT
                              HOLDINGS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
(TOGETHER WITH ASSOCIATED JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  874121-10-6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                         RUSSELL D. PHILLIPS, JR., ESQ.
                       CHIEF LEGAL OFFICER AND SECRETARY
                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                                3540 HOWARD WAY
                       COSTA MESA, CALIFORNIA 92626-1417
                                 (714) 436-4800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                With a copy to:

                              C. JAMES LEVIN, ESQ.
                             O'MELVENY & MYERS LLP
                             400 SOUTH HOPE STREET
                                   SUITE 1500
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 669-6000

================================================================================

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by Talmed Merger Corporation, a Delaware corporation and wholly-owned subsidiary of MedPartners, Inc., a Delaware corporation, to purchase all Shares (as defined below) of Talbert Medical Management Holdings Corporation, a Delaware corporation. Capitalized terms used and not otherwise defined in this Statement have the meanings assigned to them in the Offer to Purchase dated August 20, 1997 (the "Offer to Purchase"), a copy of which is filed as Exhibit 1 to this Statement.

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Talbert Medical Management Holdings Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3540 Howard Way, Costa Mesa, California 92626-1417. The title of the class of equity securities to which this Statement relates is the shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), together with the associated rights (the "Rights") to purchase shares of preferred stock, par value $.01 per share, of the Company designated as "Junior Participating Preferred Stock" and issued pursuant to the Rights Agreement dated as of May 21, 1997 between the Company and American Stock Transfer and Trust Company, as amended (the "Rights Agreement").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by Talmed Merger Corporation, a Delaware corporation (the "Subsidiary") and wholly-owned subsidiary of MedPartners, Inc., a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 20, 1997 (the "Schedule 14D-1"), to purchase all outstanding shares of the Common Stock, together with their associated Rights (such shares and Rights being collectively referred to herein as the "Shares"), at a price of $63.00 per Share, net to the seller in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal (the "Letter of Transmittal"; which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits 1 and 2 to this Statement, respectively, and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 14, 1997 (the "Merger Agreement") among the Parent, the Subsidiary and the Company. A copy of the Merger Agreement is filed as Exhibit 3 to this Statement and is incorporated herein by reference. The Merger Agreement provides that, among other things, following the consummation of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Subsidiary will be merged with and into the Company (the "Merger") at the Effective Time (as defined below). Following the Effective Time, the separate corporate existence of the Subsidiary will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company, the Parent or any subsidiary of the Company or the Parent, all of which will be cancelled, and (ii) the Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Per Share Amount in cash. The Merger Agreement is summarized in Item 3(b) of this Statement.

     According to the Schedule 14D-1, the principal executive offices of the Parent and the Subsidiary are located at 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors and affiliates are described in Annex I attached to this Statement and incorporated herein by reference. Other such contracts, agreements, arrangements or understandings are summarized below or described in the Company's Prospectus (the "Prospectus") dated April 21, 1997, as filed with the Securities and Exchange Commission (the "Commission") under Rule 424(b) under the Securities Act of 1933, as amended, on April 18, 1997, under the captions "CERTAIN TRANSACTIONS -- Transactions with the Management Investors," and "RELATIONSHIP WITH FHP AND PACIFICARE FOLLOWING THE OFFERING -- Management Stock Exchange Agreement." A copy of the relevant portions of the Prospectus is filed as Exhibit 4 to this Statement, and such portions are incorporated herein by reference. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and the Parent, the Subsidiary and their respective executive officers, directors and affiliates are also summarized below.

MERGER AGREEMENT

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 3 to this Statement. In particular, when the term "material adverse change" or "material adverse effect" is used herein it has the meaning given in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Subsidiary will commence the Offer not later than the fifth business day from the public announcement of the execution of the Merger Agreement. The obligation of the Subsidiary to commence the Offer and pay for any Shares tendered is subject to certain conditions. See "-- Conditions to the Offer." The Merger Agreement provides that the Subsidiary may in its sole discretion modify the terms and conditions of the Offer, or waive certain conditions to the Offer. However, without the Company's prior written consent, the Subsidiary cannot reduce the Per Share Amount, change the form of consideration payable in the Offer, reduce the number of Shares subject to the Offer, allow the Offer to expire before September 19, 1997, add to or modify the conditions to the Offer set forth in the Merger Agreement, or make any other modification materially adverse to the holders of Shares. The Subsidiary may, without the consent of the Company, extend the term of the Offer on one or more occasions beyond the scheduled expiration date if any of the conditions to the Subsidiary's obligation to consummate the Offer have not been satisfied or waived by that date, provided that the Subsidiary may not extend the Offer for a total of more than 60 days from the commencement of the Offer. The Subsidiary may also extend the Offer for a period not to exceed 10 business days, notwithstanding that all conditions to the Offer are satisfied as of that date, if the Shares tendered at that date equal more than 75% but less than 90% of the outstanding Shares.

     The Minimum Condition. One of the conditions to the Offer is that there must be validly tendered and not withdrawn at least 51% (determined on a fully diluted basis) of the outstanding Shares (the "Minimum Condition"). The Company has informed the Subsidiary that, as of August 14, 1997, there were 3,000,758 Shares issued and outstanding, that 174,252 shares of Common Stock were reserved for future issuance pursuant to outstanding stock options, and that, except as otherwise disclosed in the Merger Agreement, no other stock of the Company is outstanding or committed to be issued. Based on this information and assuming all outstanding options to purchase shares of Common Stock will have been accelerated so as to be fully exercisable prior to the consummation of the Offer, the Subsidiary believes that the Minimum Condition will be satisfied if the Subsidiary acquires at least 1,619,256 Shares in the Offer. The Parent does not directly or indirectly hold any Shares.

     Conditions to the Offer. The Subsidiary is not required to accept for payment or (subject to any applicable rules and regulations of the Commission) to pay for Shares tendered pursuant to the Offer unless (i) the Minimum Condition is satisfied, and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), has expired or been terminated. In addition, the Subsidiary is not obligated to consummate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of Shares for payment, any of the following events has occurred (other than as a result of the action or inaction of the Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

          (a) any order, injunction, judgment or ruling in any legal proceeding is entered that (i) makes illegal or otherwise restrains or prohibits the acquisition by the Parent or the Subsidiary of any Shares under the Offer or the making or consummation of the Offer or the Merger, the performance by the Company of any of its obligations under the Merger Agreement or the consummation of any purchase of Shares contemplated thereunder, (ii) prohibits or limits the ownership or operation by the Company, the Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or the Parent and its subsidiaries, taken as a whole, or compels the Company or the Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or the Parent and its subsidiaries, taken as a whole, as a result of the Offer or the Merger, (iii) imposes material limitations on the ability of the Parent or the Subsidiary to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company or (iv) prohibits the Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole; or

          (b) any law is enacted, entered, enforced or deemed applicable to the Offer or the Merger, or any other action is taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that results in any of the consequences referred to in paragraph (a) above; or

          (c) any material adverse change to the Company occurs; or

          (d) (i) the Board of Directors of the Company or any committee thereof withdraws or modifies in a manner adverse to the Parent or the Subsidiary its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approves or recommends any other acquisition proposal or (ii) the Company enters into any agreement to consummate any acquisition proposal; or

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality are not true and correct or any such representations and warranties that are not so qualified are not true and correct in any respect that is reasonably likely to have a material adverse effect, in each case at the date of the Merger Agreement and at the scheduled expiration of the Offer; or

          (f) the Company fails to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement; or

          (g) there has occurred and continues for three business days (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index),
     (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) commencement of a war or armed hostilities or other national or international calamity involving the United States which is reasonably expected to have a material adverse effect or to materially adversely affect the Parent's or the Subsidiary's ability to complete the Offer or the Merger or materially delay the consummation of the Offer, the Merger or both or (iv) in case of any of the foregoing existing on the date of the Merger Agreement, material acceleration or worsening thereof; or

          (h) the Merger Agreement terminates in accordance with its terms.

For purposes of the Offer and the Merger Agreement, "material adverse change" or "material adverse effect" means with reference to a party any change, effect, event or occurrence that has or is reasonably likely to have a material adverse impact on the business or financial position of such party and its subsidiaries and other controlled entities, taken as a whole. However, the meaning of "material adverse change" or "material adverse effect" excludes (i) changes in generally accepted accounting principles, (ii) changes in applicable law, (iii) changes or effects of any kind that impact the party's industry generally, or, as to the Company, Southern California, (iv) changes in Medicare reimbursement rates, (v) changes or effects arising from the announce-ment of the Merger Agreement or from any party's performance under the Merger Agreement, and (vi) any changes resulting from any restructuring or other similar charges or write-offs taken by the Company with the consent of the Parent.

     The foregoing conditions are for the sole benefit of the Parent and may, subject to the terms of the Merger Agreement, be waived by the Subsidiary and the Parent in whole or in part at any time and from time to time in their sole discretion. The failure by the Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. The Offer is not subject to obtaining any consents from third parties.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the DGCL, the Subsidiary will be merged with and into the Company not later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Subsidiary will cease, and the Company will continue as the Surviving Corporation. In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by the Company, the Parent or any subsidiary of the Company or the Parent, and other than Shares owned by stockholders who have properly exercised dissenters rights under the DGCL) will be converted into the right to receive the Per Share Amount, and each issued and outstanding share of common stock of the Subsidiary will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation (which will constitute the only issued and outstanding capital stock of the Surviving Corporation).

     The Merger Agreement provides that the certificate of incorporation and by-laws of the Subsidiary at the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation until amended in accordance with applicable law. The Merger Agreement also provides that the directors and officers of the Subsidiary at the Effective Time will be the directors and officers of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that, promptly upon the purchase of Shares by the Subsidiary pursuant to the Offer, seven of the Company's nine directors will resign, and the Parent will designate three replacements for appointment or election to the Company's Board of Directors. The Company will, upon request of the Subsidiary, use its best efforts promptly to cause the Parent's designees to be so appointed or elected. The remaining two directors (and any successors appointed or elected before the Effective Time, which successors will not be affiliated with the Parent) are referred to as the "Original Directors." Once the Parent's designees constitute a majority of the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Parent or the Subsidiary thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by the joint action of the Original Directors. In connection with the appointment of the Parent's designees to the Board of Directors, the Company has agreed to comply with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     Rights Agreement. Pursuant to the Merger Agreement, the Rights Agreement was amended so that the Rights will not be distributed and do not become exercisable as a consequence of the execution, announcement or consummation of the transactions contemplated by the Merger Agreement. A copy of the amendment to the Rights Agreement was included as an exhibit in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 filed with the Commission on August 12, 1997, and such amendment is incorporated herein by reference.

     Recommendation. In the Merger Agreement, the Company states that its Board of Directors has, by unanimous vote of those present, (i) determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company.

     Interim Operations. In the Merger Agreement, the Company has agreed to use its commercially reasonable best efforts to preserve the business organization of the Company intact, to keep available the services of the present employees of the Company, and to preserve the goodwill of the suppliers, customers and others having business relations with the Company. In addition, other than as contemplated by the Merger Agreement and the related documents (including the schedules thereto) or without the prior written consent of the Parent, which consent will not be unreasonably withheld, each of the Company and its subsidiaries will not (other than in the ordinary course of business and consistent with past practice or with respect to binding commitments entered into before the date of the Merger Agreement):

          (a) Encumber any material asset or enter into any material transaction or make any material contract or commitment relating to the properties, assets and business of the Company.

          (b) Enter into any employment contract which is not terminable upon notice of 30 days or less, at will, and without penalty to the Company.

          (c) Enter into any contract or agreement (i) which cannot be performed within three months or less, or (ii) which involves the expenditure of over $100,000.

          (d) Make any payment or distribution to the trustee under any bonus, pension, profit-sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with the Company's usual past practice, or, except as required pursuant to the Employee Benefits and Compensation Allocation Agreement dated as of February 14, 1997 between the Company and FHP International Corporation ("FHP"), make any payment or contributions or incur any obligation pursuant to or in respect of any other plan or contract or arrangement providing for bonuses, executive incentive compensation, pensions, deferred compensation, retirement payments, profit-sharing or the like, establish or enter into any such plan, contract or arrangement, or terminate any plan.

          (e) Extend credit to anyone.

          (f) Guarantee the obligation of any person, firm or corporation.

          (g) Amend its Certificate of Incorporation or By-laws.

          (h) Discharge or satisfy any material lien or encumbrance, or pay or satisfy any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the unaudited balance sheet dated June 30, 1997 included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (the "Company Balance Sheet") or (ii) liabilities incurred or due since the date of the Company Balance Sheet in the ordinary course of business, which discharge or satisfaction would have a material adverse effect on the Company.

          (i) Increase or establish any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on the Company, except as may have been required due to income or operations of the Company since the date of the Company Balance Sheet.

          (j) Mortgage, pledge or subject to any material lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the business or financial condition of the Company.

          (k) Sell or transfer any of the assets material to the consolidated business of the Company, cancel any material debts owed to the Company or claims reflected as assets on the Company Balance Sheet, or waive any material rights.

          (l) Grant any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by the Company to any officer or employee, consultant or agent (other than normal increases consistent with past practices), or by means of any bonus or pension plan, contract or other commitment, increased in a material respect the compensation of any officer, employee, consultant or agent.

          (m) Except for the Merger Agreement and any other agreement executed and delivered pursuant to the Merger Agreement, enter into any material transaction other than in the ordinary course of business or permitted under other sections of the Merger Agreement.

          (n) Issue any stock (other than pursuant to the Stock Incentive Plan (as defined below)), bonds or other securities or any options or rights to purchase any of its securities.

     No Solicitation. In the Merger Agreement, the Company has agreed not to directly or indirectly furnish information and access, in response to unsolicited requests, to any third party, participate in discussions and negotiate with such third party concerning any proposal to acquire such party upon a merger, purchase of assets, purchase of or tender offer for shares of its Common Stock or similar transaction (an "Acquisition Transaction"). However, if prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors, after receiving advice from outside legal counsel to the Company, determines that a failure to act would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, the Company may (i) furnish information about and access to the Company to any third party in response to an unsolicited request pursuant to a confidentiality agreement with terms and conditions similar to the Confidentiality Agreement (as defined below), (ii) participate in discussions and negotiations regarding any potential Acquisition Transaction, and/or (iii) terminate the Merger Agreement. The Company will notify the Parent of any unsolicited request for information and access in connection with a possible Acquisition Transaction involving a third party, which notification will include the identity of the third party and the proposed material terms of the possible Acquisition Transaction.

     Stock Incentive Plan. The Merger Agreement provides that the Company will take all actions necessary to provide that each outstanding stock option to purchase shares of Common Stock (an "Option") under the Talbert Medical Management Holdings Corporation 1996 Stock Incentive Plan (the "Stock Incentive Plan") will be accelerated so as to be fully exercisable on or prior to the consummation of the Offer. Options (other than Options granted under Article 7 of the Stock Incentive Plan) therefore may be exercised, and the corresponding Common Stock tendered pursuant to the Offer, except to the extent that such tender could result in short-swing profit liability under Section 16(b) of the Exchange Act. Options granted under Article 7 of the Stock Incentive Plan (other than Options granted within six months of the termination of such Option) will be fully exercisable upon consummation of the Offer and prior to any of the resignations of the current directors of the Company pursuant to the Merger Agreement. With respect to each Option that remains outstanding immediately after the consummation of the Offer, the Company, immediately after the consummation of the Offer, but prior to any termination or resignation of the holder of such Option pursuant to the Merger Agreement, will pay to each such holder in connection with the surrender and termination or settlement of such Options an amount in cash equal to the product of (x) the number of shares of Common Stock then subject to the Option multiplied by (y) the excess of the Per Share Amount over the per share exercise price of the Option, less all applicable tax withholding. The Stock Incentive Plan will terminate as of the Effective Time.

     A summary of the Stock Incentive Plan is included in Annex I attached to this Statement. Such summary does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Incentive Plan, a copy of which is attached to this Statement as Exhibit 5 and incorporated herein by reference.

     Management Incentive Program. In March 1997, the Company implemented an executive bonus program (the "Management Incentive Program") for the year ending December 31, 1997. Bonuses are based on the achievement of budgeted objectives and improvements to the quality of services provided to members. Pursuant to the Merger Agreement and a letter agreement dated August 14, 1997 among the Parent, the Subsidiary and the Company, the Parent will cause the Company and the Surviving Corporation to pay at the time of the consummation of the Offer to each corporate-level employee currently participating in the Company's Management Incentive Program cash awards equivalent to the award that would have been received by the participants in such program if calculated as of June 30, 1997. A copy of such letter agreement is filed as Exhibit 6 to this Statement and incorporated herein by reference.

     Transition Bonus. Certain employees of the Company who do not participate in the Company's Management Incentive Program will receive cash bonuses in the amounts agreed to between the Company and the Parent in another letter agreement dated August 14, 1997. A copy of such letter agreement is filed as Exhibit 7 to this Statement and incorporated herein by reference. The bonuses will be paid from a $923,000 contribution from the Parent. The purpose of these cash bonuses is to reward such employees for remaining with the Company in order to facilitate the transactions contemplated by the Merger Agreement. The bonuses will be paid on January 1, 1998 to the listed employees who are then employed by the Surviving Corporation or any of its affiliates. If any listed employee is terminated before January 1, 1998 other than for cause, the employee will be paid the designated amount on the effective date of termination.

     Other Provisions Relating to Employee Benefits. The Merger Agreement provides that all service credited to each employee by the Company through the Effective Time will be recognized by the Parent for all purposes, including eligibility, vesting and benefit accruals, under any employee benefit plan provided by the Parent or the Surviving Corporation for the benefit of the employees. The Parent further agrees not to take any action, or fail to take any action, that would cause the Surviving Corporation not to honor (without modification) and assume the employment agreements, executive termination agreements and individual benefit arrangements of the Company.

     Physician Warrant Agreements. In connection with the Merger, the Parent has agreed to enter into nontransferable warrant agreements (the "Physician Warrant Agreements") with certain physicians (the "Physicians") employed by the medical groups managed by Talbert Medical Management Corporation ("TMMC"), a wholly-owned subsidiary of the Company, or by TMMC. A copy of the form of the Physician Warrant Agreement is filed as Exhibit 8 to this Statement and incorporated herein by reference.

     Each Physician Warrant Agreement provides that the Parent will grant to the Physician party to such agreement warrants with respect to an aggregate of 2,000 shares of the common stock, par value $.001 per share, of the Parent (the "Warrants"). Each Warrant entitles the Physician to purchase one share of the Parent's common stock. The exercise price of the Warrants will be the average closing price of the Parent's common stock for the ten trading days preceding the date which is two days before the Effective Time.

     Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that for four years after the Effective Time, the Parent has agreed to cause the Surviving Corporation to maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms (including coverage amounts) comparable to those now applicable under the current Company policy, subject to prescribed limits on premiums.

     The Merger Agreement provides that all rights to indemnification for acts and omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors, officers, employees and agents (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective certificates of incorporation and by-laws (or similar organizational documents) will survive the Merger and continue for at least six years after the Effective Time. Additionally, for not less than six years after the Effective Time, the Parent will, and will cause the Subsidiary to, (i) indemnify and hold harmless the Indemnified Parties to the full extent they may be indemnified by applicable law, their respective certificates of incorporation or by-laws (or similar organizational documents) or pursuant to indemnification agreements in effect as of the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time, and (ii) advance litigation expenses incurred by the Indemnified Parties in connection with defending any action arising out of such acts or omissions to the extent permitted by law or as otherwise provided by such certificates of incorporation, by-laws, similar organizational documents or indemnification agreements.

     Share Repurchase. The Merger Agreement provides that, after the consummation of the Offer but before the consummation of the Merger, the Company will repurchase, from any current or former director or officer of the Company who is terminated during such period, all Shares held by any such individual who desires to sell such Shares.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of the Company, the Parent and the Subsidiary to effect the Merger are subject to the satisfaction at or prior to the

Effective Time of the following conditions (any of which may be waived in writing by the Parent, the Subsidiary and the Company, to the extent permitted by applicable law):

          (i) None of the Parent, the Subsidiary or the Company nor any of their respective subsidiaries will be subject to any order, decree or injunction by a United States federal or state court of competent jurisdiction which prevents the consummation of the Merger.

          (ii) No statute, rule or regulation will have been enacted or promulgated by the government or any governmental agency of the United States or any state that prohibits the consummation of the Merger.

          (iii) The Subsidiary will have purchased and paid for Shares pursuant to the Offer.

          (iv) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

          (v) If required by law, the holders of shares of the Common Stock will have approved the adoption of the Merger Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Subsidiary with respect to, among other things, its organization, good standing, capitalization, ownership of subsidiaries, foreign qualification, corporate power, Commission reports and financial information, contracts, properties, legal proceedings, events since June 30, 1997, accounts receivable, tax matters, employee benefit plans, compliance with laws, regulatory approvals, and commissions and fees. The Parent and the Subsidiary have made customary representations and warranties to the Company with respect to, among other things, organization, good standing, corporate power, brokers, legal proceedings, available funds, other transactions, and ownership of Shares.

     Termination; Fees. The Merger Agreement may be terminated at any time prior to the purchase of Shares pursuant to the Offer (i) by mutual written consent of the Parent, the Subsidiary and the Company; (ii) by either the Parent or the Company if a court of competent jurisdiction or other governmental entity issues a nonappealable final order, decree or ruling or takes any other action having the effect of permanently enjoining, restraining or otherwise prohibiting the Offer (or acceptance of or payment for Shares) or the Merger (provided that the party seeking to terminate the Merger Agreement has used all reasonable efforts to remove the order, decree or ruling or the taking of such action); (iii) by either the Parent or the Company if, before the purchase of Shares in the Offer, there is, or is discovered, a material breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement that cannot be or has not been cured within ten days after the occurrence or discovery of such breach by the breaching party, whichever is later (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (iv) by the Company if the Parent and the Subsidiary fail to commence the Offer in accordance with the Merger Agreement, or if the Offer expires without the purchase of Shares pursuant to the Offer; or
(v) by the Company in response to a proposal from a third party for an Acquisition Transaction.

     If the Company terminates the Merger Agrement in response to a proposal from a third party for an Acquisition Transaction, the Company will pay to the Parent, in immediately available funds, the sum of $8 million and will promptly reimburse upon demand (up to a maximum amount of $2 million) all documented out-of-pocket expenses incurred by the Parent and the Subsidiary in connection with the transactions contemplated by the Merger Agreement. In the event Shares are not purchased pursuant to the Offer, the Parent will pay to the Company, in immediately available funds, the sum of $8 million and will promptly reimburse upon demand (up to a maximum amount of $2 million) all documented out-of-pocket expenses incurred by the Company in connection with the transactions contemplated by the Merger Agreement, unless such failure to purchase Shares is attributable solely to (i) a court or other governmental entity issuing an order or taking any other action permanently enjoining, restraining or otherwise prohibiting the Offer or the Merger, which order has become final and nonappealable (provided that the order or action is not the result of any action or inaction by the Parent or the Subsidiary that constitutes a breach of the Merger Agreement and the party seeking to terminate the Merger Agreement has used all reasonable efforts to remove the order or other action), (ii) the Parent's valid termination of the Merger Agreement by reason of the Company's breach of a representation, warranty, covenant or agreement set forth in the Merger Agreement, or (iii) a failure of a condition set forth in the Merger Agreement by reason of any act, event or circumstance that is beyond the control of the Parent and the Subsidiary. All other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expense.

EMPLOYMENT AGREEMENTS

     The Company has entered into Change in Control Employment Agreements (the "Employment Agreements") with Gloria L. Austin, Becky J. Behlendorf, Jennifer M. Gutzmore, Regina B. Lightner, Jack D. Massimino, Peter W. McKinley, Kenneth S. Ord, Russell D. Phillips, Jr. and Walter R. Stone. A copy of the form of the Employment Agreements with Mr. Massimino and Ms. Austin, as amended as described below in connection with the Merger, is filed as Exhibit 9 to this Statement and incorporated herein by reference. A copy of the form of the Employment Agreements with Messrs. McKinley, Ord, Phillips and Stone, Ms. Behlendorf, Ms. Lightner and Dr. Gutzmore, as amended as described below in connection with the Merger, is filed as Exhibit 10 to this Statement and incorporated herein by reference.

     Pursuant to their respective Employment Agreements, the executives party to such agreements will have their employment continue for two years following the Merger on equivalent terms (including position, duties, compensation and benefits) to those existing immediately prior to the Merger. If during the relevant period the executive's employment is terminated other than for "Cause" (as defined in the Employment Agreements), death or disability, or if the executive terminates his/her employment for "Good Reason" (as defined in the Employment Agreements), the executive is entitled to receive an annual salary and annual incentive payment through the date that is the second anniversary of such "Change of Control" (as defined in the Employment Agreements), and, except in the event of death or disability, payments and benefits including the continuation of bi-weekly salary payments and certain medical, dental and life insurance coverage for the relevant period, payment of accrued vacation, holiday and personal leave time, and a lump sum payment equal to additional contributions that would have been allocated to the executive's accounts under the Company's 1996 Employee Stock Ownership Plan and 1996 Money Purchase Pension Plan if the executive had remained employed for the relevant period and deferred the maximum pretax deferral allowed under the terms of these plans and the amount of any benefits under the 1996 Employee Stock Ownership Plan that were forfeited upon termination of employment but that would have vested if the executive remained employed for the relevant period. Additionally, in connection with the Merger, the Employment Agreements will be amended (i) to remove certain contingent provisions relating to the vesting of stock options which could have caused the vesting of a portion of the executive's outstanding stock options to be deferred under certain conditions and (ii) to revise the consideration that would be forfeited if the executive does not enter into an agreed form of non-compete covenant and settlement agreement. In addition, the Employment Agreements with Mr. Massimino and Ms. Austin will be further amended by adding certain contingent provisions relating to taxes, which could result in certain payments by the Parent of certain additional amounts to Mr. Massimino and Ms. Austin not to exceed $4 million.

     The summary of the various Employment Agreements included in Annex I to this Statement does not purport to be complete and is qualified in its entirety by reference to the texts of such Employment Agreements, copies of which are filed as Exhibits 9 and 10 to this Statement.

     The Company also has entered into a letter agreement with Jim Wade providing for one year of benefits upon a "Change of Control." A copy of the letter agreement with Mr. Wade is filed as Exhibit 11 to this Statement and incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     The Company and the Parent entered into a mutual confidentiality agreement dated July 23, 1997 (the "Confidentiality Agreement") containing customary provisions pursuant to which, among other matters, each party agreed to keep confidential all information (other than information already in the receiving party's possession that was not supplied by the other party or information that is or becomes generally available to the public) furnished to it by the other party, to use such material solely for the purpose of evaluating and implementing a possible acquisition or investment transaction between the Company and the Parent, and, except with the prior written consent of the other party, not to disclose the fact that discussions or negotiations are taking place concerning a possible transaction involving the Company. Except with the prior written consent of the other party's Board of Directors, each party has agreed not to, for two years after the date of the Confidentiality Agreement, acquire or offer to acquire any securities or assets of the other party or seek to influence the management of the other party or enter into discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. A copy of the Confidentiality Agreement is filed as Exhibit 12 to this Statement and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION OF THE BOARD OF DIRECTORS

     (a) Recommendation.

     At a meeting held on August 13, 1997, the Board of Directors of the Company, by a unanimous vote of the directors present, approved the Offer and the Merger, determining that the terms of the Offer and the Merger (including the Per Share Amount of $63.00 per Share in cash) are fair to, and in the best interests of, the stockholders of the Company. At such meeting, the Board, also by a unanimous vote of the directors present, adopted a resolution recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approved the Merger Agreement. Copies of a press release and a letter from the President and Chief Executive Officer to the Company's stockholders concerning the Offer, the Merger Agreement and the Board's recommendations are filed as Exhibits 13 and 14, respectively, to this Statement and are incorporated herein by reference.

     (b) Background and Reasons for the Recommendation.

     Background. The Company was separated from FHP in May 1997 in conjunction with the merger of FHP and PacifiCare Health Systems, Inc. (the "FHP Merger"). Because of its past affiliation with FHP, a large percentage of the Company's capitated enrollment has been historically associated with FHP members. For the years ended December 31, 1994, 1995 and 1996, FHP members accounted for nearly 100% of the Company's revenue. Since its separation from FHP, the Company has sought to reduce its dependence on FHP members, but has not been entirely successful in this effort. Moreover, in connection with the FHP Merger, the Company has experienced declines in the enrollment of FHP members, which has had an adverse effect on the Company's revenues. Since the commencement of operations of the Company's subsidiaries in January 1996, the Company's management has received periodic inquiries from representatives of other parties regarding a possible combination. In light of the uncertainties created by the Company's enrollment declines, at a meeting of the Board of Directors of the Company held on June 25, 1997, the Board of Directors (following a review of financial results and enrollment trends) authorized the Company's management to respond to such inquiries and to explore the possibility of a strategic combination with one or more of the industry's larger participants to enhance stockholder value.

     On July 11, 1997, Jack D. Massimino, the Company's President and Chief Executive Officer, met with Larry R. House, Chairman of the Board and Chief Executive Officer of the Parent. Mr. Massimino and Mr. House discussed generally the operations and business strategy of the two companies and the potential desirability of a combination. The pricing phase of their discussion focused on consideration of an all cash tender offer at a substantial premium to the Company's market price.

     On July 18, 1997, Mr. Massimino and Kenneth S. Ord, the Company's Executive Vice President and Chief Financial Officer, met with Mark L. Wagar, the President and Chief Operating Officer of the Parent, and Kent Marquardt, the Chief Operating Officer for West Coast Operations of the Parent. The parties discussed, among other matters, the Company's medical center locations and certain financial performance information.

     On July 23, 1997, the Company and the Parent executed the Confidentiality Agreement.

     On July 24, 1997, representatives of the Parent began due diligence at the offices of the Company's outside counsel. On July 25, 1997, Mr. Ord and Walter
R. Stone, the Company's Vice President of Finance, met with representatives of the Parent to discuss the Company's financial performance, and on July 26, 1997, a meeting was held in which members of the senior management of the Company answered questions from representatives of the Parent. Informational discussions and meetings continued during the week of July 28.

     On July 29, 1997, Mr. Massimino and Mr. Ord met with Mr. Wagar and Michael
S. Faulkner, Vice President of Finance, Mergers and Acquisitions, of the Parent and discussed the potential terms of a transaction.

     On July 31, 1997, Mr. Massimino and Mr. Ord met with the Chief Executive Officer and Chief Financial Officer of another major physician practice management company (the "Other Party"). Mr. Massimino and Mr. Ord discussed with them the potential for a combination between the Other Party and the Company.

     On August 1, 1997, the Company received a non-binding letter of intent from the Parent proposing to acquire all outstanding Shares of the Company for $63.00 per Share, subject to legal and financial due diligence.

     On August 5, 1997, at a special meeting of the Company's Board of Directors, the directors reviewed the letter from the Parent and reviewed with Smith Barney Inc. ("Smith Barney"), the Company's financial advisor, certain matters relating to the financial aspects of the proposal from the Parent. The Board authorized the Company's management to pursue a definitive agreement with the Parent to present to the Board, but also to contact the Other Party concerning its interest.

     From August 5, 1997 until August 13, 1997, due diligence continued and members of the Company's management met with the Parent's representatives to answer questions and explain material documents. On August 4, 1997, the Parent provided the Company and its counsel with a draft form of the Merger Agreement. Between August 8, 1997 and August 13, 1997, the Company's counsel had a series of meetings with J. Brooke Johnston, Jr., Senior Vice President and General Counsel of the Parent, to negotiate the terms of a definitive agreement.

     During the first two weeks of August, Smith Barney, at the request of the Company, had discussions with the Other Party to indicate that the Company was nearing an agreement with another party, and that the Other Party would have to move quickly if it were interested in making a bid of its own. The Other Party did not express interest in making a competing offer.

     On August 12, the Company's Board of Directors met to hear reports from the management and outside counsel concerning the status of discussions with the Parent and the results to that date of contacts with the Other Party.

     Counsel for the Parent and the Company concluded negotiating the definitive agreements on August 13, 1997. That evening at a special meeting of the Board of Directors of the Company, the Board of Directors approved the Offer and the Merger by unanimous vote of the directors present. The parties executed the Merger Agreement and announced such execution prior to the opening of securities market trading on August 14, 1997.

     Reasons for the Recommendation. In deciding to approve the Merger Agreement and recommend to the Company's stockholders acceptance of the Offer and approval of the Merger Agreement, the Board considered a number of factors, including, without limitation, the following:

          (i) The terms and conditions of the Merger Agreement, including the amount and form of consideration.

          (ii) The likelihood that the Offer and Merger would be consummated, including the experience, reputation and financial condition of the Parent and the risks to the Company if the acquisition were not consummated.

          (iii) The circumstances giving rise to the Offer and the Merger, the Company's performance on a historical and prospective basis, various factors affecting the Company's strategic plans, the Company's position in its industry and industry conditions generally, the historical price range of Shares and the price-earnings multiples represented by the Offer as compared to historical ratios, the premium presented by the price to be paid in the Offer for Shares over the historical price range of Shares, prices paid in recent acquisitions of similar companies, and the familiarity of the Board with the financial condition, results of operations, competitive positions and prospects of the Company, all as reflected in the Company's historical and projected financial information.

          (iv) The historical market prices of, and recent trading activity in, the Company's shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 53% over the close on the first day of trading on May 21, 1997 and a 38% premium over the Company's stock price at the close of the trading day on the day discussions began with the Parent.

          (v) The desirability of cash consideration because of the investment considerations affecting a stock transaction, and the Parent's ability to effect a cash transaction without any financing contingency.

          (vi) The desire to close a transaction quickly to limit the disruption in the Company's operations and its personnel resulting from the acquisition process and uncertainty as to the outcome of the process.

          (vii) The lack of a competing offer from the Other Party.

          (viii) The opinion of Smith Barney rendered to the Company's Board of Directors at its August 13, 1997 meeting (which opinion was subsequently confirmed by delivery of a written opinion dated August 14, 1997, the date of execution of the Merger Agreement), to the effect that, as of such date and based upon and subject to certain matters stated therein, the $63.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion dated August 14, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached to this Statement as Exhibit 15 and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

          (ix) The ability of the Company under the Merger Agreement to terminate the Offer and accept a higher offer from another party.

     The Board did not assign relative weights to the above factors. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it during the process followed by the Board.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee equal to 1% of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The Company also has agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to affiliates of the Company and to the Parent unrelated to the Offer and the Merger, for which Smith Barney has received compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and the Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director or affiliate of the Company.

     (b) To the best knowledge of the Company, all of the executive officers, directors, affiliates and subsidiaries of the Company (except those individuals who would be subject to liability therefor pursuant to the short-swing profit recapture provisions of Section 16(b) of the Exchange Act), subject to their fiduciary and contractual obligations, currently intend to tender Shares pursuant to the Offer. This intention does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Information Statement

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by the Subsidiary of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Offer to Purchase*
Exhibit 2      Letter of Transmittal*
Exhibit 3      Agreement and Plan of Merger
Exhibit 4      Relevant Portions from the Prospectus
Exhibit 5      Talbert Medical Management Holdings Corporation 1996 Stock Incentive Plan
Exhibit 6      Letter Agreement Regarding Management Incentive Program Bonus
Exhibit 7      Letter Agreement Regarding Transition Bonus
Exhibit 8      Form of Physician Warrant Agreement
Exhibit 9      Form of Employment Agreement (Massimino/Austin)
Exhibit 10     Form of Employment Agreement (Others)
Exhibit 11     Letter Agreement with Jim Wade
Exhibit 12     Confidentiality Agreement
Exhibit 13     Press Release
Exhibit 14     Letter from President and Chief Executive Officer to Stockholders*
Exhibit 15     Opinion of Smith Barney Inc.*

---------------

* Included in copies of this Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TALBERT MEDICAL MANAGEMENT
                                          HOLDINGS CORPORATION

                                          By: /s/ JACK D. MASSIMINO

                                            ------------------------------------
                                            Name: Jack D. Massimino
                                            Title: President and Chief Executive
                                              Officer

Dated: August 20, 1997

                                    ANNEX I

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

                                3540 HOWARD WAY
                       COSTA MESA, CALIFORNIA 92626-1417

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

     This Information Statement, which is being mailed on or about August 20, 1997 to the holders of shares of the common stock, par value $.01 per share (the "Common Stock"), of Talbert Medical Management Holdings Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the designation by MedPartners, Inc., a Delaware corporation (the "Parent"), of persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of August 14, 1997 (the "Merger Agreement") among the Company, the Parent and Talmed Merger Corporation, a Delaware corporation and wholly-owned subsidiary of the Parent (the "Subsidiary").

     Pursuant to the Merger Agreement, the Subsidiary commenced a cash tender offer on August 20, 1997 to purchase all of the issued and outstanding shares of Company Stock, together with certain rights (the "Rights") to purchase shares of the preferred stock, par value $.01 per share, of the Company designated as "Junior Participating Preferred Stock" (such shares of Common Stock and their associated Rights are collectively referred to herein as the "Shares"), at a price of $63.00 per Share, net to the seller in cash, as described in the Subsidiary's Offer to Purchase dated August 20, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight (New York City time) on September 19, 1997, unless extended. The Offer is subject to, among other things, the condition that there have been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of the Company's Common Stock which would constitute not less than 51% (determined on a fully diluted basis) of the outstanding shares of Common Stock of the Company (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of the Subsidiary with and into the Company at the Effective Time (as defined in the Merger Agreement) upon the terms and satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Following the Effective Time, the separate corporate existence of the Subsidiary will cease, and the Company will be the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company, the Parent or any subsidiary of the Company or the Parent, all of which will be canceled, and (ii) the Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Per Share Amount in cash.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Subsidiary and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and
copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 7 of the Offer to Purchase. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders. The information contained in this Information Statement concerning the Parent, the Subsidiary and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Parent and the Subsidiary are located at 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of August 14, 1997, there were 3,000,758 shares of Common Stock outstanding. The Board of Directors of the Company currently consists of nine members. The Board is divided into three classes, with each class elected to serve a three-year term. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, seven of the Company's nine directors will resign, and the Parent will designate three Parent Designees as replacements for appointment or election to the Company's Board of Directors. The Company, upon request of the Subsidiary, will use its best efforts promptly to cause the Parent Designees to be so appointed or elected. The other two directors (the "Original Directors") will remain on the Board until the consummation of the Merger. The Merger Agreement also provides that, once the Parent Designees constitute a majority of the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Parent or Subsidiary under the Merger Agreement, any waiver of any condition or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement will require the joint action of the Original Directors.

     The Subsidiary has informed the Company that each of the Parent Designees listed below has consented to act as a director. It is expected that the Parent Designees may assume office at any time following the Subsidiary's purchase of Shares satisfying the Minimum Condition, which purchase cannot be earlier than September 19, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

     Biographical information concerning each of the Parent Designees, directors and executive officers is presented below:

                                          PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR
           NAME                AGE                    EMPLOYMENT HISTORY
---------------------------    ----    ------------------------------------------------
Larry R. House                  53     Chief Executive Officer of the Parent since
                                       August 1993, and Chairman of the Board since
                                       January 1993. Mr. House also served as President
                                       from August 1993 until June 1997. From 1985 to
                                       1992, he was Chief Operating Officer of
                                       HEALTHSOUTH Rehabilitation Corporation, now
                                       HEALTHSOUTH Corporation ("HEALTHSOUTH"). From
                                       1992 to 1993, Mr. House was President of
                                       HEALTHSOUTH International, Inc. Mr. House is a
                                       member of the Board of Directors of each of
                                       HEALTHSOUTH, Capstone Capital Corporation, a
                                       publicly traded real estate investment trust,
                                       the American Sports Medicine Institute, UAB
                                       Research Foundation and Monitor MedX.
Harold O. Knight, Jr.           39     Executive Vice President and Chief Financial
                                       Officer of the Parent since November 1994. Mr.
                                       Knight was Senior Vice President of Finance and
                                       Treasurer of the Parent from August 1993 to
                                       November 1994, and from March 1993 to August
                                       1993, Mr. Knight served as Vice President of
                                       Finance of the Parent. From 1980 to 1993, Mr.
                                       Knight was with Ernst & Young LLP, most recently
                                       as Senior Manager. Mr. Knight is a member of the
                                       Alabama Society of Certified Public Accountants
                                       and the American Institute of Certified Public
                                       Accountants.
Tracy P. Thrasher               34     Chief Administrative Officer of the Parent since
                                       June 1997 and Executive Vice President of the
                                       Parent since November 1994 and Corporate
                                       Secretary since March 1994. Ms. Thrasher was
                                       Senior Vice President of Administration from
                                       March 1994 to November 1994, and from January
                                       1993 to March 1994, she served as Corporate
                                       Comptroller and Vice President of Development.
                                       From 1990 to 1993, Ms. Thrasher was the Audit
                                       and Health Care Management Advisory Service
                                       Manager with Burton, Canady, Moore & Carr, P.C.,
                                       independent public accountants. Ms. Thrasher
                                       began her career with Ernst & Young LLP in 1985,
                                       and became a certified public accountant in
                                       1986.

     None of the Parent Designees (i) is currently a director of or holds any position with the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of the Subsidiary, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by the Subsidiary that, to the best of its knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed in this Information Statement or the Schedule 14D-9.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current directors of the Company, their ages as of August 20, 1997, and certain other information about them are set forth below. As indicated above, seven of these directors are expected to resign effective immediately following the purchase of Shares pursuant to the Offer. The Board of Directors has designated Jack D. Massimino and Westcott W. Price III to serve as the Original Directors.

           NAME                AGE     POSITION WITH THE COMPANY
---------------------------    ----    ------------------------------------------------
Jack D. Massimino               48     President, Chief Executive Officer and Director
                                       Executive Vice President and Chief Financial
Kenneth S. Ord                  51     Officer
Gloria L. Austin                43     Executive Vice President
Becky J. Behlendorf             48     Vice President, Information Systems
Jennifer M. Gutzmore, M.D.      46     Vice President, Health Care Services
Regina B. Lightner              47     Vice President, Marketing
Peter W. McKinley               38     Vice President, Development
Walter R. Stone                 46     Vice President, Finance and Treasurer
Jack R. Anderson                72     Chairman and Director
Richard M. Burdge, Sr.          70     Director
Warner Heineman                 75     Director
Van B. Honeycutt                52     Director
Robert W. Jamplis, M.D          77     Director
Robert C. Maxson, Ed.D          61     Director
Joseph F. Prevratil             59     Director
Westcott W. Price III           58     Director

     Jack D. Massimino has been President, Chief Executive Officer and a director of the Company since November 1996, and has held the same positions with Talbert Medical Management Corporation ("TMMC") since December 1995. Mr. Massimino previously served FHP International Corporation ("FHP") as Executive Vice President since 1993, and added the responsibility of Chief Operating Officer in 1994. He also served in other executive positions since joining FHP in 1988, including Senior Vice President and Vice President for Corporate Development. Mr. Massimino is a director of the American Graduate School for International Business World Business Advisory Council, and the Orange County Business Committee for the Arts.

     Kenneth S. Ord has been Executive Vice President and Chief Financial Officer of the Company since May 1997. He was Senior Vice President and Chief Financial Officer of FHP from 1994 to February 1997. From 1982 to 1994, Mr. Ord was employed by Kelly Services, Inc. in Troy, Michigan, most recently as Vice President of Finance, Controller and Treasurer. From February 1997 to May 1997, Mr. Ord served as a consultant to the Company in connection with its separation from FHP.

     Gloria L. Austin has been Executive Vice President of the Company since May 1997 and was formerly Senior Vice President of the Company from November 1996 to May 1997, holding the same positions with TMMC since December 1995. Ms. Austin previously served as Senior Vice President of FHP's former staff model operations from July 1995, and Senior Vice President, Health Care Delivery from February 1995. She has also served in several executive capacities in FHP's California and Utah regional operations, including Associate Vice President, Utah Region Administration and Regional Vice President, Los Angeles. Ms. Austin joined FHP in 1978.

     Becky J. Behlendorf has been Vice President, Information Systems of the Company since November 1996, and has held the same position with TMMC since January 1996. Ms. Behlendorf previously served as a strategic information systems consultant to Beverly Enterprises, an owner and operator of skilled nursing facilities, from July 1995 to January 1996. She was Associate Vice President of Strategic Systems of Tenet Health Care from July 1993 to July 1995. Prior to July 1993, Ms. Behlendorf spent 12 years with IBM in a variety of technical and marketing positions, including three years as a health care marketing manager, most notably as Brand Manager of Enterprise Systems.

     Jennifer M. Gutzmore, M.D. has been Vice President, Health Care Services of the Company since November 1996, and has held the same position at TMMC since July 1995. Dr. Gutzmore previously served in a number of senior medical management positions at FHP, including Senior Medical Director for Utilization Management from February to July 1995, Senior Medical Director of Fountain Valley Hospital from September 1994 to February 1995, Senior Medical Director of Medicare from September 1992 to September 1994, and Senior Medical Director for Health Care Delivery for FHP's southern California staff model operations from March 1991 to September 1992. Dr. Gutzmore joined FHP in 1985.

     Regina B. Lightner has been Vice President, Marketing of the Company since November 1996, and has held the same position with TMMC since April 1996. Ms. Lightner served as Vice President of Government Health Care programs at CIGNA Health Care from July 1994. She was Associate Vice President Region Sales and Marketing at FHP from March 1990. She was Corporate Associate Vice President of Sales at FHP from April 1988, and Director of Commercial Sales from February 1986. Ms. Lightner joined FHP in 1985.

     Peter W. McKinley has been Vice President, Development of the Company since June 1997. Mr. McKinley previously served in a number of senior management positions at FHP's California regional operations, including Vice President, Provider Services and Network Development from June 1995 to March 1997, Associate Vice President, IPA Management from July 1993 to June 1995, Associate Vice President, Medical Center Operations from May 1990 to July 1993 and Director, Hospital Administration for FHP-owned and managed hospitals from July 1988 to May 1990. Mr. McKinley joined FHP in 1986.

     Walter R. Stone has been Vice President, Finance, and Treasurer of the Company since November 1996, and has held the same positions with TMMC since December 1995. Mr. Stone was previously Corporate Vice President, Finance at FHP since August 1992. He was Regional Vice President for FHP's staff model operations from 1990 to 1992, and Regional Vice President for FHP's California contracted care operations from 1988 to 1990. Mr. Stone joined FHP in 1980.

     Jack R. Anderson has been Chairman and a director of the Company since November 1996. Mr. Anderson was appointed a director of PacifiCare Health Systems, Inc. ("PacifiCare") in connection with the merger of FHP and PacifiCare (the "FHP Merger") and his term commenced in May 1997. He became a director of FHP in June 1994 and Chairman of the FHP Board of Directors in June 1995, and held these positions through the completion of the FHP Merger. He previously served as Chairman of the Board of Directors of TakeCare, Inc. from 1988 to June 1994. He has been President of Calver Corporation, a health care consulting and investing firm, and a private investor since 1982. Mr. Anderson is a director of Horizon Mental Health Management, Inc. and United Dental Care, Inc.

     Richard M. Burdge, Sr. has been a director of the Company since November 1996. Mr. Burdge serves as the Chairman of the Compensation Committee. He was a director of FHP from July 1994 to February 1997. Mr. Burdge retired in 1984 as Executive Vice President of CIGNA Corporation, a position he held from 1982 to 1984. He served as Senior Executive Vice President of INA Corporation from 1980 to 1982 and as Executive Vice President of INA Corporation from 1975 to 1980. He also served as President and Chief Operating Officer of the American Stock Exchange from 1972 to 1975. Mr. Burdge is a director of First Commonwealth, Inc. and PacifiCare.

     Warner Heineman has been a director of the Company since November 1996. Mr. Heineman serves as the Chairman of the Audit Committee and as a member of the Finance Committee. He was a director of FHP from 1990 to February 1997. He has been a senior advisor to First Business Bank since 1992. From 1989 to 1992, he served as senior vice president of Bank of Los Angeles. Mr. Heineman also served as a Senior Vice President of City National Bank from 1981 to 1988. In 1981 he retired as Vice Chairman and Director of Union Bank after 38 years of service. Mr. Heineman is a trustee of Southwestern University School of Law, a member of the Board of Advisors of UCLA Medical Center and the Board of Visitors of UCLA School of Medicine, a director of Alexander Haagen Properties, Inc. and a director of the Archstone Foundation (formerly the FHP Foundation).

     Van B. Honeycutt has been a director of the Company since November 1996. Mr. Honeycutt serves as a member of the Audit Committee. He was a director of FHP from November 1995 to February 1997. He has been Chairman of the Board of Computer Sciences Corporation ("CSC") since March 1997 and President and Chief Executive Officer of CSC since April 1995. Mr. Honeycutt also served as President and Chief Operating Officer of CSC from 1993 to 1995. CSC is a publicly-traded company listed on the New York Stock Exchange that provides information technology consulting, systems integration and outsourcing services to industry and government. From 1987 to 1993, he served as Corporate Vice President and President of CSC's Industry Services Group.

     Robert W. Jamplis, M.D. has been a director of the Company since November 1996. Dr. Jamplis serves as a member of the Compensation Committee. He was a director of FHP from August 1995 to February 1997. Dr. Jamplis served as a director of TakeCare, Inc. and two of its HMO subsidiaries prior to FHP's acquisition of TakeCare, Inc. in 1994. He has been President and Chief Executive Officer of the Palo Alto Medical Foundation since 1981, was named Executive Director of the Palo Alto Clinic in 1966 and joined the Clinic in 1954. Dr. Jamplis has written extensively and held leadership positions with numerous medical, academic and business organizations. He is a director of the Children's Hospital at Stanford, the Santa Barbara Medical Foundation Clinic and the American Cancer Society-California Division.

     Robert C. Maxson, Ed.D. has been a director of the Company since November 1996. Dr. Maxson serves as a member of the Audit Committee. He was a director of FHP from August 1995 to February 1997. He has been President of California State University, Long Beach since 1994. Dr. Maxson served as the President of the University of Nevada, Las Vegas, from 1984 to 1994. He has also served on the corporate boards of Bank of America Nevada and Houston Security Bank. Dr. Maxson currently serves as a director of the Archstone Foundation (formerly the FHP Foundation).

     Joseph F. Prevratil has been a director of the Company since June of 1997 and formerly served as a director of the Company from November 1996 to February 1997. From 1989 to 1993, Mr. Prevratil was president of his own business, providing contracted consulting and management services to leisure-time industry and the Redevelopment Agency of the City of Long Beach. Since 1990, Mr. Prevratil has been President of J&P Riverside Hotel Corp., the general partner in Riverside Hotel Partners, Ltd., which owned and operated the Sheraton Riverside Hotel. In February, 1996, Riverside Hotel Partners, Ltd., a limited partnership, filed a petition under Chapter 11 of the federal bankruptcy laws. In 1993, Mr. Prevratil became President of the RMS Foundation, Inc., a nonprofit corporation operating the Queen Mary ocean liner attraction. Mr. Prevratil also serves as a director and Chief Executive Officer of the Archstone Foundation (formerly the FHP Foundation).

     Westcott W. Price III has been a director of the Company since November 1996. Mr. Price serves as a member of the Finance Committee. He has been a member of the Board of Directors of FHP from 1984 to 1997 and its Vice Chairman from 1986 to 1997. He became President of FHP in 1989 and Chief Executive Officer of FHP in 1990. Mr. Price held these positions with FHP until the completion of the FHP Merger.

BOARD OF DIRECTOR MEETINGS AND COMMITTEES

     Meetings. During the year ended December 31, 1996, the Board of Directors held only one Board meeting on November 21, 1997, which was the organizational Board meeting for the Company. Seven of nine directors attended this meeting.

     Since January 1, 1997, the Board of Directors has held two regularly scheduled meetings and four special meetings. All but one of the directors attended 75% or more of these meetings and meetings of the Board of Directors committee(s) on which the directors served, and the other director attended 50% of such meetings. In addition, during 1996 and 1997, only the Class III directors acted by unanimous written consent on one occasion with respect to the election of one director.

     Committees of the Board of Directors. The Board of Directors has established a Finance Committee, an Audit Committee and a Compensation Committee.

          (i) FINANCE COMMITTEE. The Finance Committee has the responsibility to review the Company's budget, capital resources and financing needs.

          (ii) AUDIT COMMITTEE. The Audit Committee has the responsibility to review and supervise the financial controls of the Company. The Audit Committee makes recommendations to the Board of Directors with respect to the Company's financial statements and the appointment of independent auditors, reviews significant audit and accounting policies and practices, meets with the Company's independent public accountants concerning, among other things, the scope of audits and reports, and reviews the performance of overall accounting and financial controls of the Company.

          (iii) COMPENSATION COMMITTEE. The Compensation Committee has the responsibility to review the performance of the officers of the Company and recommend to the Board of Directors annual salary and bonus amounts for all officers of the Company. The Compensation Committee also has the responsibility for oversight and administration of the Company's 1996 Stock Incentive Plan and other compensatory plans.

DIRECTOR COMPENSATION

     The Company's 1996 Stock Incentive Plan (the "Stock Incentive Plan") provides for initial and subsequent annual grants of nonqualified stock options to non-employee directors. See below for a summary of the Stock Incentive Plan and Exhibit 5 to the Schedule 14D-9 for the full text of such plan. In connection with the Offer and the Merger, options granted under the Stock Incentive Plan will be accelerated so that they become fully exercisable on or prior to the consummation of the Offer, and the Stock Incentive Plan will terminate as of the Effective Time. For a summary of the effect of the Offer and Merger on the Stock Incentive Plan, see Item 3(b) of the Schedule 14D-9. Except for reimbursement of expenses, directors are not otherwise compensated for attending meetings of the Board of Directors or its committees.

EXECUTIVE COMPENSATION

     The following table presents certain information concerning compensation paid by the Company or FHP for services rendered during the years ended December 31, 1995 and 1996, to the Chief Executive Officer and the next four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). The Company did not have its own executive compensation or employee benefit plans prior to November 1996. Certain of the amounts shown below reflect the participation of the Named Executive Officers in plans administered by FHP.

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION(1)
                                                          -----------------------------------------
                                                                                       ALL OTHER
          NAME AND PRINCIPAL POSITION            YEAR     SALARY(2)    BONUS(3)     COMPENSATION(4)
-----------------------------------------------  -----    --------     ---------    ---------------
Jack D. Massimino..............................   1996    $350,000      $591,700        $10,267
  President and Chief Executive Officer           1995     411,925(5)         --         13,560
Kenneth S. Ord.................................   1996     336,265        59,170        101,219(6)
  Executive Vice President and                    1995     249,995            --         12,864
  Chief Financial Officer
Gloria L. Austin...............................   1996     210,001       645,280         10,031
  Executive Vice President.....................   1995     205,502        20,000         12,263
Walter R. Stone................................   1996     151,382       258,833         10,611
  Vice President, Finance, Treasurer and.......   1995     148,627            --         12,074
  Secretary
Jennifer M. Gutzmore, M.D......................   1996     200,273       188,578         10,108
  Vice President, Health Care Services.........   1995     175,036         3,000         12,325
                                                 -----    --------     ---------    ---------------

---------------

(1) The dollar value of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus.

(2) Includes the base salary earned by the Named Executive Officer during the year and any voluntary salary reduction resulting from contributions for the year by the Named Executive Officer to (a) the FHP Employee Stock Ownership Plan (the "FHP ESOP") under Section 401(k) of the Code and (b) the FHP Deferred Compensation Plan.

(3) 1995 figures include the cash value of any bonus earned by the Named Executive Officer during FHP's fiscal year ended June 30, 1995 and the cash value of any voluntary bonus reductions resulting in contributions to (a) the FHP ESOP under Section 401(k) of the Code and (b) the FHP Deferred Compensation Plan.

(4) Includes the dollar value of taxable income from group term life insurance coverage in excess of $50,000 purchased by FHP as follows: Mr. Massimino:
    1996--$662, 1995--$1,560; Mr. Ord: 1996--$1,968, 1995--$864; Ms. Austin:
    1996--$386, 1995--$263; Mr. Stone: 1996--$966, 1995--$183; and Dr. Gutzmore:
    1996--$463, 1995--$325. Also includes FHP contributions under the FHP Money Purchase Plan as follows: Mr. Massimino: 1995--$9,000; Mr. Ord:
    1995--$9,000; Ms. Austin: 1995--$9,000; Mr. Stone: 1995--$8,918; and Dr.
    Gutzmore: 1995--$9,000 (the FHP Money Purchase Plan was discontinued as of December 31, 1995, thus no contributions were made after that date). Also includes FHP contributions under the FHP ESOP as follows: Mr. Massimino:
    1996--$3,495, 1995--$3,000; Mr. Ord: 1996--$3,495, 1995--$3,000; Ms. Austin:
    1996--$3,495, 1995--$3,000; Mr. Stone: 1996--$3,495, 1995--$2,973; and Dr.
    Gutzmore: 1996--$3,495, 1995--$3,000. Also includes FHP contributions under the 401(k) portion of the FHP ESOP Plan as follows: Mr. Massimino:
    1996--$6,150; Ms. Austin: 1996--$6,150; Mr. Stone: 1996--$6,150; 1995--$500;
    and Dr. Gutzmore: 1996--$6,150.

(5) Mr. Massimino's annual salary was reduced from $450,000 to $350,000 effective July 1, 1995.

(6) Includes $95,756 of loan forgiveness by FHP.

OPTION GRANTS

     Option Grants in Fiscal Year 1996. The following table sets forth the options granted with respect to the fiscal year ended December 31, 1996 to the Named Executive Officers. The Company has not granted any stock appreciation rights.

                       OPTION GRANTS IN FISCAL YEAR 1996

                                                INDIVIDUAL GRANTS
                                --------------------------------------------------
                                             PERCENT OF                               POTENTIAL REALIZABLE
                                NUMBER OF      TOTAL                                 VALUE AT ASSUMED ANNUAL
                                 SHARES       OPTIONS                                 RATES OF STOCK PRICE
                                UNDERLYING   GRANTED TO    EXERCISE                     APPRECIATION FOR
                                 OPTIONS     EMPLOYEES     OR BASE                       OPTION TERM (4)
                                 GRANTED     IN FISCAL      PRICE      EXPIRATION    -----------------------
             NAME                (#)(1)         YEAR        ($/SH)        DATE         5%($)       10%($)
------------------------------  ---------    ----------    --------    -----------   ---------   -----------
Jack D. Massimino(5)..........    26,082(2)     33.9%       $10.00      11/21/2006    $979,303    $1,709,683
Kenneth S. Ord(6).............        --          --            --              --          --            --
Gloria L. Austin(5)...........     5,353(2)      7.0%        10.00      11/21/2006     200,990       350,891
Walter R. Stone(5)............     5,353(2)      7.0%        10.00      11/21/2006     200,990       350,891
Jennifer M. Gutzmore,
  M.D.(5).....................     7,500(3)      9.7%        29.17      09/17/2006     137,828       347,852

---------------

(1) Stock options were granted under the Stock Incentive Plan. See Exhibit 4 to the Schedule 14D-9 for a description of the Stock Incentive Plan and Exhibit 5 to the Schedule 14D-9 for the full text of such Stock Incentive Plan.

(2) These options are scheduled to vest at the rate of (a) 40% on the date of commencement of trading of the Common Stock on Nasdaq and (b) 15% per year on each January 1 of the years 2000 through 2003, but as a result of the Offer, will become fully vested and exercisable on or prior to the consummation of the Offer.

(3) These options are scheduled to vest at the rate of (a) 20% on the later of September 17, 1997 or the date of commencement of trading of the Common Stock on Nasdaq and (b) 20% per year on each September 17 of the years 1998 through 2001, but as a result of the Offer, will become fully vested and exercisable on or prior to the consummation of the Offer.

(4) This column shows the hypothetical gains or "option spreads" of the options granted based on both the fair market value of the Common Stock for financial reporting purposes and assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

(5) Mr. Massimino, Mr. Stone and Dr. Gutzmore have not been granted any additional options since December 31, 1996. On May 21, 1997, Ms. Austin was granted additional options to purchase 14,000 shares of Common Stock at an exercise price of $37.57 per Share.

(6) Mr. Ord became an officer of the Company in May 1997 and therefore did not receive any options in 1996. Pursuant to a consulting agreement with Mr. Ord, the Company agreed to grant Mr. Ord options to purchase 30,000 shares of Common Stock when Mr. Ord assumed the position of Executive Vice President and Chief Financial Officer of the Company. Mr. Ord assumed such position and the Company granted him such options as of January 9, 1997 at an exercise price of $29.17 per share. The options granted to Mr. Ord are scheduled to vest at the rate of 20% on each December 15 of the years 1997 through 2000, but as a result of the Offer, will become fully vested and exercisable on or prior to consummation of the Offer. Mr. Ord's options are to expire on January 9, 2007.

     Option Exercises and Year-End Holdings. None of the options held by the Named Executive Officers were exercisable in 1996. The following table sets forth information regarding the number and value of options held at the end of 1996 by the Named Executive Officers.

                       FISCAL YEAR-END 1996 OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                      OPTIONS AT                   IN-THE-MONEY OPTIONS
                                                  FISCAL YEAR-END(#)             AT FISCAL YEAR-END($)(1)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------  -----------     -------------     -----------     -------------
Jack D. Massimino(2).......................    0                 26,082          0               $ 499,992
Kenneth S. Ord(3)..........................    --                    --          --                     --
Gloria L. Austin(2)........................    0                  5,353          0                 102,617
Walter R. Stone(2).........................    0                  5,353          0                 102,617
Jennifer M. Gutzmore, M.D.(2)..............    0                  7,500          0                       0

---------------

(1) The amounts set forth represent solely the difference between the estimated fair value of $29.17 per share of the Common Stock underlying those unexercised options that had an exercise price below such price (i.e., "in-the-money options") and the respective exercise prices of the options. No assumptions or representations regarding the "value" of such options are made or intended.

(2) Mr. Massimino, Mr. Stone and Dr. Gutzmore have not been granted any additional options since December 31, 1996. On May 21, 1997, Ms. Austin was granted additional options to purchase 14,000 shares of Common Stock at an exercise price of $37.57 per share.

(3) Mr. Ord became an officer of the Company in May 1997 and therefore did not receive any options in 1996. Pursuant to a consulting agreement with Mr. Ord, the Company agreed to grant Mr. Ord options to purchase 30,000 shares of Common Stock when Mr. Ord assumed the position of Executive Vice President and Chief Financial Officer of the Company. Mr. Ord assumed such position and the Company granted him such options as of January 9, 1997 at an exercise price of $29.17 per share.

EMPLOYMENT AGREEMENTS

     The Company has entered into agreements (the "Employment Agreements") providing for benefits in the event of a "Change of Control" of the Company with the following executives: Gloria L. Austin, Becky J. Behlendorf, Jennifer M. Gutzmore, M.D., Regina B. Lightner, Jack D. Massimino, Peter W. McKinley, Kenneth S. Ord, Russell D. Phillips, Jr. and Walter R. Stone. The Company has also entered into a similar letter agreement with Jim Wade providing for one year of benefits upon a "Change of Control." Copies of the Employment Agreements and Mr. Wade's letter agreement are filed as Exhibits 9-11 to the Schedule 14D-9.

     For the purposes of the Employment Agreements, a Change of Control occurs when: (i) another party, other than a Company-sponsored employee benefit plan, acquires (other than directly from the Company) beneficial ownership of 20% or more of the Company's stock or voting securities; (ii) there is a change in a majority of the current Board of Directors (the "Incumbent Board") (excluding any persons approved by a vote of the Incumbent Board other than in connection with an actual or threatened proxy contest); or (iii) there is a consummation of a complete liquidation or dissolution of the Company or a merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Business Combination") other than a Business Combination in which: (a) all or substantially all of the stockholders of the Company receive 70% or more of the stock of the Company resulting from the Business Combination; (b) no party, other than a Company sponsored employee benefit plan, beneficially owns, directly or indirectly, 20% or more of the Company's stock or voting securities except to the extent any such ownership existed prior to the Business Combination; and (c) at least a majority of the board of directors of the resulting corporation were members of the Incumbent Board.

     The Employment Agreements provide that the executive's employment will continue for three years following a Hostile Change of Control and for two years following a Change of Control that is not Hostile, in each case on equivalent terms (including position, duties, compensation and benefits) to those existing immediately prior to the Change of Control. A Change in Control is "Hostile" if it results from an unsolicited proposal that is not approved by a majority of the disinterested directors prior to disclosure of the Change in Control or if such disclosure is made without the prior approval of a majority of the disinterested directors. If during the relevant period the executive's employment is terminated other than for "Cause" (as defined in the Employment Agreements), death or disability, or if the executive terminates his employment for "Good Reason" (as defined in the Employment Agreements), the executive is entitled to receive an annual salary and annual incentive payment through the date that is the third anniversary of a Hostile Change of Control or the second anniversary if such Change of Control was not hostile, and, except in the event of death or disability, payments and benefits including the continuation of bi-weekly salary payments and certain medical, dental and life insurance coverage for the relevant period, payment of accrued vacation, holiday and personal leave time, and a lump sum payment equal to additional contributions that would have been allocated to the executive's accounts under the Company's 1996 Employee Stock Ownership Plan and 1996 Money Purchase Pension Plan if the executive had remained employed for the relevant period and deferred the maximum pretax deferral allowed under the terms of these plans and the amount of any benefits under the 1996 Employee Stock Ownership Plan that were forfeited upon termination of employment but that would have vested if the executive remained employed for the relevant period. All of the executive's outstanding option rights under the Company's 1996 Stock Incentive Plan will immediately become exercisable and all restrictions on Restricted Stock will be eliminated on the date of termination of employment, unless prohibited by law.

     The Employment Agreements also contain provisions with respect to the acceleration of options. Upon termination of employment other than voluntary or for Cause, death or disability, after a Change of Control and prior to the end to the relevant period, all outstanding options held by the executive vest, except to the extent such vesting would result in an "excess parachute payment" nondeductible by the Company or would prevent accounting for the Change of Control as a "pooling-of-interest." Options that do not vest by reason of the exception become exercisable in accordance with their original vesting schedule and remain exercisable until 90 days thereafter (or, if earlier, until the original expiration date), provided that within 30 days of the executive's date of termination the executive satisfies the following two requirements: (i) the executive executes and delivers to the Company a Settlement and Release Agreement waiving all the claims against the Company and its affiliates (other than obligations under the Employment Agreement and vested employee benefits); and (ii) the executive executes and delivers to the Company a Covenant Not to Compete for the period through the end of the Employment Period, imposing certain restrictions upon the executive conducting the same business in the same cities and counties as carried on by the Company at the effective date of a Change of Control.

     In connection with the Offer and the Merger, the Employment Agreements will be amended to permit certain of the transactions contemplated under the Merger Agreement. For a summary of the Employment Agreements, as amended in connection with the Merger, see Item 3(b) of the Schedule 14D-9.

STOCK INCENTIVE PLAN

     The Company Stock Incentive Plan was adopted by the Board of Directors in November 1996. The purpose of the Stock Incentive Plan is to provide long-term incentives to those key employees (including executive officers), significant agents and consultants responsible for the continued success and growth of the Company. In addition, the Stock Incentive Plan is intended to enable the Company to attract, motivate and retain experienced and knowledgeable independent directors.

     The Stock Incentive Plan is administered by a committee (the "Committee"), comprised of the Board of Directors or a committee consisting of two or more of its members, each of whom is an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code (the "Code"). The Committee may grant discretionary awards to any officer, non-employee director, key employee, or significant consultant or advisor to the Company. In addition, the Stock Incentive Plan provides for the automatic grant of nonqualified stock options to non-employee directors.

     Shares that May Be Issued Under the Stock Incentive Plan. A maximum of 180,000 shares of Common Stock, or approximately 5.7% of the issued and outstanding shares of Common Stock (on a fully diluted basis), has been reserved for issuance under the Stock Incentive Plan and may be issued upon the exercise of stock options ("Options") or stock appreciation rights ("SARs") or pursuant to awards of restricted stock ("Restricted Stock Awards") or performance share awards ("Performance Awards") and stock bonuses ("Stock Bonuses") or non-employee director options ("Non-Employee Director Options") (Options, SARs, Restricted Stock Awards, Performance Awards, Stock Bonuses and Non-Employee Director Options are collectively referred to as "Awards"). As of August 20, 1997, Options with respect to 166,252 Common Stock had been granted, and no other Awards had been made. The maximum number of shares of Common Stock that may be delivered pursuant to incentive stock options is 50,000 shares. The maximum number of shares of Common Stock that may be delivered as Non-Employee Director Options is 60,000. The maximum number of shares subject to Options and SARs that are granted during any calendar year to any individual is limited to 50,000. As is customary in incentive plans of this nature, the number and kind of shares available under the Stock Incentive Plan are subject to adjustment in the event of any extraordinary dividend or any extraordinary distribution in respect of the Common Stock, or any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, reorganization, merger, combination, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Stock or other securities of the Company, or there will occur any other like corporate transaction or event in respect of the Common Stock or a sale of substantially all the assets of the Company. Shares relating to Awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest, or are reacquired, will again become available for grant purposes in the Stock Incentive Plan to the extent permitted by law.

     Awards are not transferable by an Award holder other than as expressly provided for under the Stock Incentive Plan or by law, and are exercisable, during his or her lifetime, only by the Award holder. The Committee determines the terms of Awards, including the number of shares subject to the Award, exercise price, term and exercisability. Unless the Committee otherwise expressly provides, no Award is exercisable or will vest prior to twelve months after its grant date. In the case of Options or other rights to acquire Common Stock, an Award will expire not later than ten years after its grant date (five years in the case of Incentive Stock Options granted to Option holders who own more than 10% of the voting power of the Company's outstanding voting stock).

     The Stock Incentive Plan also permits the Committee to grant certain other types of awards ("Performance-Based Awards") that are intended to qualify as "performance based compensation" under Section 162(m) of the Code. Under Section 162(m), the Company may not deduct certain compensation of over $1,000,000 paid in any year to the Named Executive Officers unless, among other things, this compensation qualifies as performance-based compensation under Section 162(m), and the material terms of the plan for such compensation are approved by stockholders.

     Options and SAR's that are granted under that Plan at a fair market value exercise price are intended to qualify as performance-based compensation. In addition, other share-based awards (such as restricted stock or performance awards) that may be granted under the Stock Incentive Plan may qualify as performance-based compensation under Section 162(m). The Stock Incentive Plan also provides for the grant of Performance-Based Awards that are not denominated nor payable in and do not have a value derived from the value of a price related to shares of Common Stock and are payable only in cash ("Cash-Based Awards") that are intended to satisfy the requirements for performance-based compensation under Section 162(m).

     The maximum amount payable to any participant under all Cash-Based Awards that are intended to be Performance-Based Awards during any calendar year under the Plan will be $1,000,000. The maximum number of shares of the Company's Common Stock that may be subject to all Performance-Based Awards, including stock options and stock appreciation rights, that are granted to any participant during any calendar year will not exceed 100,000 shares, either individually or in the aggregate.

     Acceleration of Awards; Possible Early Termination of Awards. Unless prior to a Change in Control Event (as described below) the Committee determines that upon its occurrence there will be no acceleration, then upon the occurrence of a Change in Control Event, each Option and SAR will become immediately exercisable, Restricted Stock will vest free of restrictions, and Performance Shares will become payable. In general, a Change in Control Event includes: (i) approval by the stockholders of the Company of the dissolution or liquidation of the Company; (ii) any acquisition by a person or group (subject to certain exceptions) of 20% or more of either the outstanding Common Stock or the combined voting power of the Company's outstanding securities; (iii) a change in the majority of the Company's directors; or (iv) consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company under certain circumstances; provided that no award will be accelerated as to any person subject to Section 16 of the Securities Act of 1933, as amended, to a date less than six months after its applicable date of grant. Options or other Awards not exercised prior to the dissolution of the Company or a merger or other corporate event where the Company is not the surviving corporation and where no provision is made for the assumption, conversion, substitution or exchange of the Options or Awards, will terminate upon the occurrence of such event.

     Termination of or Changes to the Stock Incentive Plan. The Board of Directors may terminate or amend the Stock Incentive Plan. Any amendment, to the extent then required by the Code or as required by any other applicable law, must be approved by the stockholders of the Company. Unless previously terminated by the Board of Directors, the Stock Incentive Plan will terminate ten years after the effective date.

     Effect of the Offer and the Merger. In connection with the Offer and the Merger, options granted under the Stock Incentive Plan will be accelerated so that they become fully exercisable on or prior to the consummation of the Offer, and the Stock Incentive Plan will terminate as of the Effective Time. For a summary of the effect of the Offer and Merger on the Stock Incentive Plan, see
Item 3(b) of the Schedule 14D-9.

MANAGEMENT INCENTIVE PROGRAM

     In March 1997, the Company implemented an executive bonus program (the "Management Incentive Program") for the year ending December 31, 1997. Bonuses are based on the achievement of budgeted objectives for a particular region (for regional employees) or for the Company as a whole (for corporate-level employees) and improvements to the quality of services provided to members.

     Pursuant to the Merger Agreement and a letter agreement dated August 14, 1997 among the Parent, the Subsidiary and the Company, the Parent will cause the Company and the Surviving Corporation to pay at the time of the consummation of the Offer to each corporate-level employee currently participating in the Company's Management Incentive Program cash awards equivalent to the award that would have been received by the participants in such program if calculated as of June 30, 1997. The Named Executive Officers will receive the following amounts:
(1) Jack D. Massimino: $186,560; (2) Kenneth S. Ord: $102,420; (3) Gloria L.
Austin: $102,420; (4) Walter R. Stone: $68,280; and (5) Jennifer M. Gutzmore,
M.D.: $68,280.).

EMPLOYEE STOCK OWNERSHIP PLAN

     The Talbert Medical Management Holdings Corporation Employee Stock Ownership Plan (the "ESOP") is intended to be a tax-qualified retirement plan that satisfies the requirements of Sections 401(a), 401(k), 501(a) and 4975 of the Code. The ESOP provides for a discretionary employer contribution that can be made each year and allocated to the employer contribution accounts of participants. The employer contribution accounts of each participant are subject to a five-year "cliff" vesting schedule.

     In addition, the ESOP permits employees to elect to reduce their salaries and make 401(k) contributions to the ESOP. The 401(k) account of each participant will be 100% vested. The ESOP also provides for matching contributions in the same manner as the FHP ESOP. Accordingly, if a participant has completed less than five years of service, the employer matching contribution rate, subject to the satisfaction of applicable nondiscrimination rules, equals 50% of the participant's 401(k) deferrals up to six percent of the participant's compensation. If the participant has completed at least five years of service, the employer matching contributions rate, subject to the satisfaction of applicable nondiscrimination rules, equals 100% of the participant's 401(k) deferrals up to six percent of the participant's compensation. The ESOP permits participants to direct the investment of their 401(k) and employer matching accounts on a monthly basis.

DEFERRED COMPENSATION PLAN

     The Talbert Medical Management Holdings Corporation Deferred Compensation Plan (the "Deferred Compensation Plan") is a nonqualified deferred compensation plan that permits the Company's non-employee directors and a select group of management or highly compensated employees to elect to defer compensation under the Deferred Compensation Plan. The Deferred Compensation Plan permits a minimum deferral of 3% with respect to salaries (or, with respect to bonuses, 1%) and a maximum deferral of 50% with respect to salaries (or, with respect to bonuses, 100%). The Deferred Compensation Plan also permits discretionary employer contributions. Amounts deferred under the Deferred Compensation Plan are credited to bookkeeping accounts established and maintained for each participant.

     The compensation deferral account of each participant is 100% vested. The employer contribution account of each participant is subject to a five-year "cliff" vesting schedule, but will become 100% vested in the event of a Change-of-Control (as defined under the Deferred Compensation Plan).

     The Company's Deferred Compensation Plan will provide, among others, the following distribution options: (i) short-term payout option; (ii) retirement benefit; (iii) termination distribution (iv) survivor benefit; and (v) withdrawal election.

MONEY PURCHASE PENSION PLAN

     The Talbert Medical Management Holdings Corporation Money Purchase Pension Plan (the "Money Purchase Pension Plan") is intended to be a tax-qualified retirement plan that satisfies the requirements of

Sections 401(a) and 501(a) of the Code. The accounts of each participant under the Money Purchase Pension Plan are 100% vested. In general, accounts will be distributable upon a participant's termination from employment.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation contains a provision eliminating or limiting director liability for monetary damages arising from a breach of fiduciary duty as a director, except for liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his or her duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

     In addition, the Certificate of Incorporation and the Company's Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any person who by reason of the fact that he or she is a director or officer of the Company, is involved in a legal proceeding of any nature if he or she acted in good faith and in a manner he or she reasonably believed to be in and not opposed to the best interests of the Company. If such legal proceeding is brought by or in the right of the Company, no indemnification will be made if the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company, unless a court finds such person to be entitled to indemnity despite adjudication of liability. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

     For a summary of the effect of the Offer and the Merger on the provisions relating to the indemnification of directors, officers, employees and agents of the Company or its subsidiaries contained in the Company's Certificate of Incorporation and Bylaws (or other similar organizational documents), see Item 3(b) of the Schedule 14D-9.

     The Company has entered into separate indemnification agreements with its directors and executive officers. Each indemnification agreement provides for, among other things: (i) indemnification against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim that an indemnitee was, is, or is threatened to be made a party to or witness or other participant to unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under law; and (ii) prompt advancement of expenses to any indemnitee.

     The Company also maintains directors' and officers' liability insurance. The Company believes that the provisions of its Certificate of Incorporation, Bylaws, indemnification agreements and insurance are necessary to attract and retain qualified persons as directors and officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

     For a summary of the effect of the Offer and the Merger on directors' and officers' liability insurance, see Item 3(b) of the Schedule 14D-9.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Burdge (Chairman) and Dr. Jamplis have served as members of the Compensation Committee since the Company's organizational meeting in November 1996. Each of the members of the Compensation Committee is a non-employee Director of the Company. No executive officer of the Company during the last fiscal year served as a member of a compensation committee or director of another for-profit entity in a situation in which an executive officer of such other entity served as a member of the Compensation

Committee or Director of the Company. Mr. Burdge serves as a director of PacifiCare. Substantially all of the Company's revenues are derived from provider agreements with FHP. In addition to provider agreements, the Company has entered into a number of other transactions in connection with the Company's separation from FHP.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of August 20, 1997 (except as otherwise indicated) in each case by (a) each stockholder who is known to the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (b) each director and Named Executive Officer of the Company, and (c) all directors and executive officers of the Company as a group.

                                                               BENEFICIAL OWNERSHIP(2)
                                                             ---------------------------
                                                             NUMBER OF
                    NAME OF BENEFICIAL OWNER(1)               SHARES             PERCENT
        ---------------------------------------------------  ---------           -------
        Franklin Resources, Inc.
          777 Mariners Island Boulevard
          San Mateo, CA 94404..............................   264,812(3)            8.8%
        Joel M. Greenblatt
          153 E. 53rd Street, 51st Floor
          New York, NY 10022...............................   227,752(4)            7.6%
        Jack D. Massimino..................................   170,590(5)(6)(7)      5.7%
        Gloria L. Austin...................................    17,244(6)(7)           *
        Kenneth S. Ord.....................................     4,847(6)              *
        Walter R. Stone....................................     9,414(6)(7)           *
        Jennifer M. Gutzmore, M.D..........................       113(6)              *
        Jack R. Anderson...................................   186,462(7)(8)         6.2%
        Richard M. Burdge, Sr..............................    44,514(5)(7)(9)      1.5%
        Warner Heineman....................................     2,500(7)              *
        Van B. Honeycutt...................................     1,500(7)              *
        Robert W. Jamplis, M.D.............................     1,500(7)              *
        Robert C. Maxson, Ed.D.............................     1,500(7)              *
        Joseph F. Prevratil................................     2,500(7)              *
        Westcott W. Price III..............................    46,046(5)(6)(7)      1.5%
        All executive officers and directors as a group (16
          persons) ........................................   489,652              16.3%

---------------

* Less than one percent.

(1) Unless otherwise indicated, the address of each of the stockholders named in this table is: c/o Talbert Medical Management Holdings Corporation, 3540 Howard Way, Costa Mesa, California 92626-1417.

(2) Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each stockholder named in this table has sole voting authority and investment discretion with respect to the shares shown as beneficially owned.

(3) Based on beneficial ownership of 5,370,900 shares of FHP Common Stock and 298,680 shares of FHP Preferred Stock, which stock was converted into shares of the Company's Common Stock in connection with the separation of the Company from FHP, as reported on Schedule 13F for the period ended December 31, 1996.

(4) Includes 53,105 shares of Common Stock held by Alfred LLC, of which Mr. Greenblatt is a managing partner, and 62,850 shares of Common Stock held by Gotham III, of which Mr. Greenblatt is a general partner.

(5) Includes shares held under a revocable trust controlled by the named individual. With respect to Mr. Massimino, includes shares held under an irrevocable trust, the voting rights to which Mr. Massimino has retained.

(6) Includes shares held by the trustee under the FHP ESOP. As of May 21, 1997 the approximate number of shares of Common Stock allocated to the ESOP accounts of the officers and directors named above were as follows: Gloria
    L. Austin -- 103 shares; Jennifer M. Gutzmore -- 113 shares; Jack D. Massimino -- 158 shares; Kenneth S. Ord -- 10 shares; Westcott W. Price III -- 252 shares; and Walter R. Stone -- 202 shares.

(7) Shares reported include stock options exercisable 60 days after August 20, 1997, which are reported pursuant to Rule 13-3(d)(1) under Exchange Act.

(8) Includes 23,878 shares of Common Stock held by Mr. Anderson's wife and 47,200 shares of Common Stock held by trusts of which Mr. Anderson's relatives are beneficiaries.

(9) Includes 4,356 shares of Common Stock held by Mr. Burdge's wife and 2,265 held by Mr. Burdge's family trust.

           CERTAIN TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

     The matters set forth elsewhere in this Information Statement and in Item 3 of the Schedule 14D-9 are hereby incorporated by reference.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's Reporting Persons to file with the Commission initial reports of Common Stock ownership and reports of changes in such ownership. A Reporting Person must file a Form
3 -- Initial Statement of Beneficial Ownership of Securities within 10 days after such person becomes a Reporting Person. A Reporting Person must file a Form 4 -- Statement of Changes of Beneficial Ownership of Securities within 10 days after any month in which such person's beneficial ownership of securities changes, except for certain changes exempt from the reporting requirements of Form 4. Such exempt changes include stock options granted under a plan qualifying under Rule 16b-3. A Reporting Person must file a Form 5 -- Annual Statement of Beneficial Ownership of Securities within 45 days after the end of the issuer's fiscal year to report any changes in ownership during such year not reported on a Form 4, including changes exempt from the reporting requirements of Form 4.

     The Commission's rules require the Company's Reporting Persons to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to the Company, the Company believes that the Reporting Persons have complied with all applicable
Section 16(a) filing requirements for 1997 on a timely basis, except for the Form 3's that were to be filed concurrently with the initial public offering of rights to purchase shares of Common Stock of the Company on April 21, 1997, which forms were filed on April 22, 1997. The Company was not subject to the reporting requirements of the Exchange Act prior to April 21, 1997.